UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

               SCHEDULE 13G (Amendment No. 12)
Item 1(a) Name of Issuer:
     Chemung Financial Corporation


Item 1(b) Address of Issuer's Principal xecutive
Offices:

     One Chemung Canal Plaza
     Elmira, New York  14901
Item 2(a) Name of Person Filing:

     Chemung Financial Corporation


Item 2(b) Address or Principal Business Office or, if none, residence:
One

     Chemung Canal Plaza